Filed Pursuant To Rule 433 Registration No. 333-180974 August 17, 2012

Gold Demand Trends

Second quarter 2012

August 2012	www.gold.org

Executive summary

Second quarter gold demand of 990 tonnes was worth an estimated US$51.2bn. Demand in the jewellery, investment and technology sectors weakened from year-earlier levels, declines that were partly offset by an acceleration in buying by central banks. India and China had a strong influence on global consumer demand. Read more…	Contents
	Executive summary	02
	Global gold market – second quarter 2012 review	04
	Jewellery	04
	Technology	07
	Investment	09
	Official sector	12
	Supply	13
	Russia’s gold evolution	14
	Gold demand statistics	26
	Historical data for gold demand	32
	Appendix	33

Global gold market –

second quarter 2012 review

Gold demand subsided during the second quarter of the year, 7% down on the second quarter of 2011 and 10% below the previous quarter. The lack of a clear price trend generated a mixed response among consumers across the globe. Read more…

Russia’s gold evolution

Russia is playing an increasingly prominent role in the global gold market. Economic growth is bolstering jewellery demand; the central bank remains a significant purchaser of official sector gold; and the country accounts for 8% of global gold mine production. Read more…

Contributors

Eily Ong

eily.ong@gold.org

Louise Street

louise.street@gold.org

Johan Palmberg johan.palmberg@gold.org

Juan Carlos Artigas juancarlos.artigas@gold.org

Marcus Grubb

Managing Director, Investment marcus.grubb@gold.org

Gold demand by category in tonnes and the gold price (US$/oz)

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Executive summary

Gold demand for the second quarter of 2012 measured 990 tonnes, 7% below year-earlier levels. Weaker demand from the jewellery, investment and technology sectors was offset to some extent by a surge in buying by the official sector. The supply of gold declined 6% year-on-year, mainly due to lower levels of recycling. The gold price averaged US$1,609.49/oz during the quarter, 7% above the average Q2 2011 price; consequently there was only a marginal 1% year-on-year decline in the value of gold demand to US$51.2bn. Looking at the first half of 2012, gold demand of 2,090.8 tonnes was 5% down on the previous year and 14% above the five-year H1 average of 1,828.7 tonnes.

The second quarter of the year was a period of broad sideways consolidation for the international gold price, which spent much of the quarter locked within a US$100 range around US$1,600/oz. The lack of a clear price trend generated a mixed response among gold consumers, particularly in the investment arena. While some investors used this pause in the price to add to their investments, others chose to liquidate and realise profits on their holdings until a stronger price trend re-emerged. These two opposing actions were noticeable across all sectors of investment and the net impact on demand for ETFs and similar products was practically zero; outflows from ETFs during the second quarter were a marginal 0.8 tonnes.

Although weaker when compared with year-earlier levels, second quarter investment demand remained within the higher range that has been in place since Q3 2008. Broadly, the numbers show that gold continues to be used for capital preservation purposes and as a source of liquidity.

India and China continued to dominate global consumer demand, accounting for a combined 45% of total second quarter jewellery, and bar and coin demand. The global demand numbers are therefore heavily reflective of movements in these two countries, which were not necessarily mirrored by other markets across the globe. Indian consumers were disenchanted by record-high local prices as the rupee depreciated sharply against the US dollar, pushing the price up above the key psychological Rs30,000/10g threshold. In China, economic slowdown and the lack of clear direction in the gold price were the main factors behind the year-on-year decline in domestic gold demand.

Outside of India and China, retail investment grew by investment demand excluding India and China grew by 16% year-on-year to 195.2 tonnes as investors across most other regions favoured buying on price dips above taking profits. European investors were a particularly strong force during the second quarter as the ongoing eurozone crisis kept the spotlight on gold’s role as a secure risk diversifier and preserver of capital.

Gold Demand Trends  |  Second quarter 2012

Excluding India and China from the aggregate jewellery numbers results in a more moderate 4% year-on-year decline, revealing a more mixed quarter across different consumer markets and regions. While weakness was widespread among Middle Eastern and western markets in particular, a number of countries, including Turkey, Egypt and Russia, generated growth in demand. However, the global sector remained under pressure from the combination of higher average prices and weaker consumer sentiment, which has been dampened by the uncertain global economic environment.

Demand for gold by central banks and official sector institutions accelerated during the second quarter. Gold reserves increased by 157.5 tonnes, the largest quarterly net purchase by this sector since it became a net buyer in Q2 2009. For the first half year, gold reserves increased by 254.2 tonnes, compared with 203.2 tonnes in H1 2011. Purchases continue to be concentrated among the central banks of developing nations, and reflect the need for reserve diversification by maintaining a strategic allocation to gold in reserve portfolios. This would suggest that as central banks accumulate foreign exchange reserves, both through intervention and exchange, their gold reserves will need to increase in order to maintain a proportional allocation.

This issue of Gold Demand Trends includes a focus on Russia, which was one of the more resilient jewellery markets last quarter. Economic growth, aided by oil revenues and a burgeoning middle class, have been the main drivers of long term growth in jewellery demand. Russia holds a dominant position in the global gold market, being the fourth largest jewellery consumer and the fourth largest producer of gold in 2011. Furthermore, its central bank is ranked as the eighth largest holder of gold reserves, having more than doubled its holdings over the last five years. The evidence suggests that Russia will continue to cement its position within the global gold market over the coming years.

02_03

Global gold market –

second quarter 2012 review

Gold demand subsided during the second quarter of the year; at 990 tonnes it was 7% down on the second quarter of 2011 and 10% below the previous quarter. Looking at the first half of the year, demand of 2,090.8 tonnes was 5% down on the previous year and 14% above the five-year H1 average of 1,828.7 tonnes. Q2 gold demand measured US$51.2bn in value terms, marginally weaker year-on-year.

Gold demand of 418.3 tonnes in the jewellery sector was 15% weaker year-on-year. Demand declined in all but seven consumer markets, largely as a consequence of higher average price levels compared with Q2 2011. See Jewellery, this page.

Second quarter demand for gold in the technology sector totalled 112.2 tonnes, 5% down on Q2 2011, as substitution effects – driven by high prices and global economic concerns – continued to erode demand. See Technology, page 7.

Investment demand fell by 23% year-on-year to 302.0 tonnes, slightly below the five-year quarterly average investment of 340.3 tonnes. Year-on-year declines in demand for ETFs and physical bar demand were the main reasons for the decline, the latter largely explained by weaker demand from India and China. See Investment, page 9.

Purchases of gold by the official sector more than doubled to 157.5 tonnes in Q2. Purchases were again concentrated among the central banks of developing countries, while sales within the sector were minimal. See Official sector, page 12.

At 1,059.1 tonnes, the supply of gold contracted 6% year-on-year. The primary reason for the decline in total supply was a reduction in recycling activity, with mine production growth rates also subdued. See Supply, page 13.

Jewellery

At 418.3 tonnes, demand from the jewellery sector accounted for 42% of global gold demand during the second quarter. The 15% year-on-year decline in the sector was largely due to a sharp fall in Indian jewellery demand, as rupee gold prices reached record levels in excess of Rs30,000/10g. Demand for gold jewellery for the first half of 2012 totalled 906.4 tonnes, 13% down on H1 2011.

At US$21.6bn, the value of global jewellery demand was 9% below year-earlier levels. Compared with the five-year quarterly average value of US$18.5bn, the second quarter was up 17%.

Indian demand for gold jewellery declined to 124.8 tonnes amid record high local currency gold prices. Demand was 30% below the 179.5 tonnes of Q2 2011 as depreciation in the rupee against the US dollar resulted in local gold prices surging above Rs30,000/10g to record levels. Looking at the second quarter in a more historical context, demand was 14% below the five-year average of 144.8 tonnes. In local currency terms, the value of Indian jewellery demand was 10% down on the year-earlier period at Rs349.5bn, although well above the five-year quarterly average of Rs240.0bn.

A number of factors combined to create an unsupportive environment for gold jewellery demand in India during the quarter. Slowing GDP growth; record high local gold prices caused by currency fluctuations; stubborn domestic inflation; high interest rates, and fears of a poor monsoon season, all contributed to the year-on-year fall in demand. The price impact was the most prominent of these, with a wave of profit-taking prompted by the move in the gold price above Rs29,000/10g. The fluctuations in the exchange rate over the course of the quarter added to consumers’ reluctance to buy jewellery as this fed through to gold price volatility.

As detailed in Gold Demand Trends First quarter 2012, the second quarter began amid a nationwide strike among jewellers in protest at government plans to impose an excise duty on all gold jewellery. The swift removal of these plans restored relative stability to the market in the opening week of the quarter and strong buying was seen during the auspicious Akshaya Tritiya festival on 24 April. However, demand quickly lost momentum in the aftermath of the festival as the local currency gold price rose to a record level of around Rs30,000/10g in June and, with fewer auspicious days for marriage this year, demand lacked its usual impetus during the traditional May wedding season.

Gold Demand Trends  |  Second quarter 2012

Below average monsoon rain so far this year has generated concern for rural gold jewellery demand given the dependence of the rural population on farming and the potential impact of a poor harvest on rural income levels. Combined with measures taken by the government to reduce the country’s burgeoning current account deficit, the effect has been firmly to restrain Indian gold jewellery demand.

Looking forward to the prospects for the third quarter, jewellery demand will be dependent to a large extent on any further rupee depreciation. However, there will be considerable latent demand for gold – particularly in light of the weak first half of the year. This demand should emerge during the main Q4 wedding season and November’s Diwali festival, a key traditional gold-buying occasion in the Hindu calendar.

Jewellery demand in China, during the typically weaker second quarter, dropped by 9% from year-earlier levels to 93.8 tonnes. The comparison with the historical five-year average of 103.1 tonnes shows a similar 9% decline. Demand in value terms was slightly more robust, down 6% year-on-year at RMB30.7bn, but 17% above the five-year average value of RMB26.4bn.

Chinese consumers were discouraged by the slowing of GDP growth during the second quarter as well as by the lack of a clear trend in the gold price. Chinese consumers prefer to buy into an established trend in the gold price and the period of consolidation during the second quarter therefore acted as a deterrent to gold jewellery demand.

Demand for wedding jewellery was resilient, aided by 2012 being the auspicious Year of the Dragon, and jewellery demand as a whole was concentrated in the 24-carat gold segment, while K-gold (18K) jewellery bore the brunt of the year-on-year decline in demand. The drop in overall market volume was concentrated among smaller, independent retailers, who lost market share to larger national and regional stores.

Steady growth in Chinese gold jewellery demand is expected to resume in the third quarter. The fundamental factors driving demand remain in place and economic growth is expected to pick up following the monetary easing implemented during the second quarter. However, consumer sentiment remains sensitive to the domestic economic scenario and any further disappointing macroeconomic numbers would likely result in a further moderation of demand.

Jewellery demand in Taiwan held steady at the previous quarter’s 2.0 tonnes, 5% up on the year-earlier period. In a similar pattern to mainland China, wedding jewellery felt the benefit of 2012 being the Year of the Dragon – traditionally an auspicious year for marriages. Gift giving for Mother’s Day further lifted demand during the quarter. The peak wedding season in Taiwan is yet to come, falling during the second half of the year. Barring any sharp rises in the gold price, this should result in a solid H2 for domestic gold jewellery demand.

Second quarter gold jewellery demand in Hong Kong reached 7.3 tonnes, 8% higher than year-earlier levels and 43% above the five-year average of 5.1 tonnes. In line with the rest of the Greater China region, wedding-related jewellery demand was robust, while further growth was generated by continued strong demand among tourists from the Chinese mainland.

Jewellery demand in Japan declined 7% from year-earlier levels to 3.8 tonnes as economic factors continued to dominate. Domestic demand weakened in line with consumer confidence during the second quarter, responding to the sluggish economic environment. Anaemic economic expansion has been reflected in low wage growth, which has fed through to poor retail sales in recent months. Gold jewellery was no exception and the quarterly demand number was the weakest on record. However, there were some areas of improvement: the luxury segment of the market was more resilient to the economic malaise, with top-end department stores seeing improved demand for gold jewellery. Demand was also robust among tourists from the Asian region; Japanese luxury goods – in particular gold jewellery made in Japan – are very popular among this group of tourists due to the recognised high quality. Consumers continued to show a preference for yellow and rose gold jewellery.

Second quarter jewellery demand among the smaller South East Asian markets was mixed. Minor year-on-year gains in Indonesia (+3%) and Vietnam (+3%) counterbalanced declines in Thailand (-8%) and South Korea (-5%), with the volume of demand in absolute terms remaining small. Taken in context, with average quarterly US$ gold prices 7% above year-earlier levels, the second quarter performance of these markets suggests that demand was relatively robust, including Thailand and South Korea where demand was only very marginally lower. Indications are that consumers across the region are becoming accustomed to higher price levels and took advantage of the consolidation in the gold price during the quarter.

04_05

A recovery in Egyptian demand largely offset declines across the rest of the Middle East, culminating in a 2% year-on-year decline in regional gold jewellery demand to 45.4 tonnes. Demand for the Middle East region in value terms was 4% stronger at US$2.4bn.

Although jewellery demand in Egypt showed a 42% increase, this is more of a reflection of a gradual return to historically “normal” levels of demand, rather than a strong improvement. Second quarter demand remained 21% below the five-year quarterly average of 14.0 tonnes. However, the recovery in demand, in the context of higher year-on-year prices, suggests that the desire for gold jewellery among Egyptian consumers remains strong.

Across the rest of the region, both Saudi Arabia and the “Other Gulf” group of countries witnessed a 14% year-on-year decline in gold jewellery demand, to 16.3 tonnes and 4.1 tonnes respectively. This was largely a response to higher prices, which was typified by a shift towards lighter-weight and gem-set jewellery. The UAE was somewhat more resilient, posting a decline of 7%. This was due to the prevalence of Indian expatriates in the UAE demand figures, who did not suffer from the same rupee price impact as domestic Indian consumers and therefore were not discouraged from purchasing to the same degree.

Consumers in Turkey bucked the global trend, increasing demand for gold jewellery by 4% to 23.1 tonnes. In local currency value terms, the year-on-year change was a marked 28% increase, from TL1.7bn to TL2.2bn. However, in a historical context, the market remains relatively fragile and second quarter demand was 14% below the five-year quarterly average of 26.8 tonnes.

Growth in Turkey was aided by the resumption of purchases that had been postponed during the first quarter due to the adverse weather conditions that so dented demand during that period.

Despite this, demand for diamond-set jewellery continues to grow and lower-carat items are slowly gaining popularity, suggesting that the market continues to face headwinds.

Among western markets, Russia was again the only country to generate growth in jewellery demand, albeit a marginal 2% increase. Second quarter demand of 18.6 tonnes was 3% below the five-year quarterly average of 19.2 tonnes and worth an estimated US$961mn, but 9% above year-earlier levels. Increasing consumer confidence is reflective of a relatively healthy domestic economy, which is translating into solid gold jewellery demand. The mid-range of the market showed the strongest growth in the second quarter, with higher-end luxury items witnessing some decline. Rose gold and larger, more chunky items increased in popularity and consumers continued to show growing interest in gem-set jewellery.

The rate of decline in jewellery demand in the US slowed in the second quarter; demand was down 7% year-on-year compared with a 9% decline in Q1. Demand in value terms was virtually unchanged, 1% lower at US$1bn.

The decline was partially a result of the weak domestic economic situation combined with international economic unease. A continuation of the high unemployment rate and overall economic distress cut into non-essential purchases during the second quarter. Although demand among higher-end consumers was slightly more robust, there were emerging concerns from this segment regarding the uncertainty around tax policy and regulations brought about by the upcoming elections.

The signs are, however, cautiously optimistic for the remainder of the year. The period of consolidation in the gold price in the second quarter saw consumers who had been discouraged by previous price volatility returning to the market.

Gold Demand Trends  |  Second quarter 2012

Second quarter gold jewellery demand in both Italy and the UK was negatively impacted by economic factors. Italy’s troubled economic scenario, against the broader context of the ongoing eurozone crisis, led to a further decline in gold jewellery demand in that market. The downtrend that has been in place since the latter half of 2007 continued; the market saw a year-on-year decline of 15% to 4.8 tonnes, 54% below the five-year average of 10.3 tonnes. The value of demand in euro terms, however, grew by 2% to €191.6mn, suggesting a certain amount of resilience among Italian consumers.

Costume jewellery continues to gain market share, while substitution to an increasingly diverse range of non-precious jewellery is impacting demand for gold jewellery.

An 8% year-on-year decline in UK gold jewellery demand translated into a 2% increase in value terms to £131.4mn. On a historical basis, demand was less than half the five-year average of 8.2 tonnes. The high-end of the UK market has proved the most resilient, with assay data showing that the weight of 24 carat items being hallmarked was up strongly during the second quarter, despite a reduction in the absolute number of articles being hallmarked. The data shows a strong increase in the number of 9 carat items hallmarked as key price points were met by items containing less gold.

In the light of these established trends and the unconstructive consumer environment, the prospects for both markets are for a continuation of the long-term decline.

Technology

In the second quarter of 2012, gold demand in the technology sector slipped 5% year-on-year to 112.2 tonnes, equal to a value of US$5.8bn. Compared with the previous quarter demand was up by a modest 3%, in line with the five-year quarterly average of 112.3 tonnes.

Technology demand was constrained by the combination of an escalation of European woes (with the focus turning to Spain), weak US unemployment figures and a slowdown in Chinese economic growth, which dampened consumer sentiment. Year-on-year declines were seen across all sectors of demand. The key electronics sector (which accounts for over 70% of total industrial demand) registered a 4% year-on-year drop as a consequence of the faltering global economic environment. Demand for gold in other industrial and decorative (OID) applications was down 8% year-on-year, driven by double-digit declines in several key markets. Dental gold demand continued its long-term downtrend, falling 7% year-on-year to an all-time low, fuelled by substitution to more affordable alternatives to gold, as well as continual improvements in dental hygiene.

Gold demand in the electronics sector of 80.5 tonnes slipped 4% from the corresponding period in 2011, though on a quarterly basis demand was up 5%. Electronics demand for the first half of 2012 totalled 157.1 tonnes, marginally above the five-year H1 average of 154.9 tonnes. In value terms, demand of US$4.2bn was up 2% on the corresponding period of 2011.

06_07

Economic factors again posed the main challenges to this sector. A lack of confidence across the supply chain, which led to a slowdown in semiconductor orders and a reduction in inventories, was mirrored by poor consumer sentiment and consequent weak end-user demand in several markets. Concerns surrounding the European sovereign debt crisis in particular, as well as the lack of a sustained recovery in the US economy, pushed global demand lower.

Gold use in bonding wire came under continued pressure during the quarter. Efforts to reduce wire diameter, as well as substitution with cheaper alternatives (primarily copper and palladium-coated copper wires) eroded demand in this area of the electronics sector. As much of the diameter reduction has been achieved over recent years, greater attention is now being paid to applications where non-gold wires can be used without compromising performance.

However, not all segments of electronics demand posted declines. Continued growth in demand for smart phones, tablets and netbooks prompted further healthy gains for semiconductors and memory. Although demand for personal computers was weaker than expected, particularly in developing world countries, the rise in end-use applications was able to offset losses caused by the ongoing push for miniaturisation and substitution.

Demand from the automotive sector was stronger year-on-year, partly thanks to the comparison against a particularly weak second quarter last year. Gains in China, Japan and the United States offset further weakness in European output.

Turning to individual markets, Japan and South Korea recorded sizable year-on-year declines in Q2 electronic demand, with Singapore also recording a hefty drop. The decline in gold bonding wire fabrication helps explain these falls. Elsewhere, the rate of growth for Chinese fabrication slowed, while further gains in demand from the United States offset losses across Europe and parts of East Asia.

Gold demand in the OID segment recorded a fourth consecutive year-on-year decline in Q2 2012, down 8% to 21.6 tonnes, unchanged from the previous quarter. Putting second quarter demand into a longer-term perspective shows that it was 4% below the five-year quarterly average of 22.5 tonnes.

Demand for jari (gold thread used in clothing) in India recorded a marked fall year-on-year as the weak domestic currency drove gold, in rupee terms, to new record levels. Weaker export demand for plating salts (chiefly gold potassium cyanide) accounted for modest declines across several south-east Asian markets, although these losses were mitigated by a small rise in China, which saw stronger demand for plating salts used predominately in electroplated giftware. The United States also posted marginal growth.

The long-term decline in gold demand in the dental sector extended with a 7% year-on-year fall in the second quarter. Demand of 10.1 tonnes – equal in value to US$524mn – compares with a five-year quarterly average figure of 12.7 tonnes. A decline in the rolling four-quarter change in this segment of demand in recent quarters suggests that the downtrend is decelerating.

This segment has seen sustained weakness in recent years due to higher gold prices, migration to more affordable applications, changes to health insurance cover and improved dental hygiene. Although gold was once widely used, it has been largely superseded by cheaper alternatives, with cobalt:chrome alloys and ceramic materials providing the main competition. Second quarter data indicates hefty losses in several markets, with the most notable declines in the United States and Germany. Japanese demand, in contrast, remained unchanged on a yearly comparison, due to the continued provision of government-subsidised insurance for kinpala, the gold:palladium alloy used for dental applications.

Gold Demand Trends  |  Second quarter 2012

Investment

Second quarter investment demand (total bar and coin demand plus ETFs and similar products) weakened 23% to 302.0 tonnes worth a value of US$15.6bn. Investment demand for the first half of the year reached 709.4 tonnes, 3% below the corresponding period in 2011. However, the longer term trend remains firm: H1 2012 was 15% above the five-year H1 average figure of 617.4 tonnes and investment remained well within the higher range that has been in place since Q3 2008. All elements of investment declined, with the exception of the official coins category, which was buoyed by strong demand in one or two key countries.

Total investment (including OTC investment and stock flows) was down 19% from year-earlier levels, although demand of 361.6 tonnes was 4% above the five-year quarterly average of 348.8 tonnes.

Total bar and coin demand of 302.8 tonnes was down 10% year-on-year, partly reflecting the comparison with a very robust Q2 2011. The decline in this sector of demand is also heavily skewed by demand in India and China. These two markets accounted for a combined 36% of the global gold bar and coin market in Q2; excluding them from the total data gives a notably different result: a 16% year-on-year increase in demand to 195.2 tonnes. Outside of these two markets, investment demand declined in only four countries.

Demand for ETFs and similar products in Q2 was broadly flat year-on-year, as new demand was marginally outweighed by selling. The lacklustre net figure was reflective of the directionless price action in gold, which encouraged profit-taking and bargain-hunting in equal measure.

Second quarter OTC investment and stock flows amounted to 59.6 tonnes, 11% above the 53.9 tonnes recorded in Q2 2011. Demand flows within this segment were concentrated towards allocated gold accounts, with prices at the lower end of the quarterly range generating fresh interest among investors.

At 56.5 tonnes, second quarter demand for gold bars and coins in India was less than half the level of Q2 2011, although this was partly reflective of the strength of investment in the year-earlier period, which was a record 115.0 tonnes. Looking at the quarter in a longer-term framework shows a drop of 15% on the five-year quarterly average of 66.6 tonnes. H1 2012 demand of 120.3 tonnes is also more closely in line with longer-term trends, 3% below the H1 average from 2007–2011.

As covered in previous sections, the local gold price in India diverged from the international price as the value of the rupee slumped against the US dollar. The sharp rise in local currency prices to record levels encouraged a strong profit-taking response from Indian investors, with a surge in profit-taking occurring as prices broke above Rs29,000/10g and reached the key Rs30,000/10g level.

Gross levels of new demand for gold bars and coins were higher than the net number would suggest, and investors continue to look for opportunities to make fresh investment purchases in the anticipation of further price increases. However, the profit-taking motive clearly dominated in the second quarter. Over the coming quarters investors will be looking for dips in the local gold price to provide opportunities to add to their holdings. However, should further currency depreciation force local gold prices higher, the trend for profit-taking will continue.

In China, investment demand during the seasonally weak second quarter slipped 4% year-on-year to 51.1 tonnes. Demand in value terms was stable at RMB16.7bn. Taken in a historical context, investment demand continues to grow: Q2 demand was 38% above the five-year quarterly average of 37.0 tonnes.

08_09

Underlying sentiment among Chinese gold investors remains positive, although demand lost momentum during the second quarter in response to directionless gold price action. Chinese investors prefer to buy into a rising gold market, as a clear uptrend reinforces their conviction in the investment. The consolidation in the gold price during the second quarter therefore prompted a decline in net new buying. However, interest in gold bars and coins remains fundamentally strong, as evidenced by an increase in the number of smaller, regional banks that are starting to promote physical gold products.

Q2 gold investment demand grew by 22% in both Hong Kong and Taiwan, to 0.6 tonnes and 1.4 tonnes respectively. While the size of both markets remained very small in the global context, they were two of the strongest performing during the quarter. In Taiwan, the Bank of Taiwan’s gold passbook scheme continued to attract new investment and overall turnover in the number of accounts slowed during the quarter as profit-taking tailed off. Additionally, the market saw an increase in the number of commercial banks offering the Gold Passbook accounts, making them more widely available.

Investment growth in Hong Kong, albeit by a marginal 0.1 tonne in absolute terms, was boosted by an increase in the number of banks now promoting and selling gold bars. These banks have a strong retail investor focus and their targeted campaigning has increased the profile of gold among this audience.

Quarterly gold investment demand in Japan turned positive for the first time since Q4 2008 as price-aware investors took advantage of the hiatus in the gold price. Demand of 5.1 tonnes compares with net negative investment of 9.4 tonnes in the year-earlier period and five-year quarterly average net disinvestment of 10.0 tonnes.

Japanese investors, traditionally bargain-hunters, increased their demand for gold investment as prices stalled during the quarter. New investment demand of around 13 tonnes clearly outweighed profit-taking, which contracted sharply as investors awaited higher prices at which to take profit on their existing holdings of gold bars and coins. However, stocks of gold among Japanese investors remain sizable and any resumption of the upward trend in gold prices is expected to trigger a renewed bout of net selling.

Gold investment across other South East Asian markets saw active two-way trading, which for the most part resulted in year-on-year growth in net demand for gold bars and coins. The exception was Indonesia, where investors were relatively reluctant to initiate fresh investment buying while the gold price was established within a sideways range. Indonesian investment of 4.8 tonnes, 23% below year-earlier levels, was very strong compared with the five-year quarterly average of just 2.0 tonnes. In South Korea, demand inched up marginally to 1.0 tonnes, a figure well above the five-year quarterly average of 0.1 tonnes of negative investment. Demand here was stimulated by investors adding to positions at lower prices.

Investment in Thailand grew 13% year-on-year to 19.8 tonnes, in a market that remains dominated by a small number of active, large-scale investors. Average transactions are sizeable and therefore typically involve large (kilo) bars, rather than small bars and coins. Healthy demand was activated on dips in the price during May.

The 30% year-on-year increase in Vietnamese investment demand from 14.0 tonnes to 18.2 tonnes was prompted by a notable reduction in interest rates on domestic savings accounts, which encouraged investors to convert a proportion of their domestic currency savings into gold. Local tael bars remain the preferred option for investors, reflected in the fact that they have traded at a premium over the international price in recent months. However, investors have also shifted some of their wealth into gold deposit accounts, which yield rates of around 2% per annum. Inflation hedging remains a key motivating factor for Vietnamese investors: although domestic inflation rates have come down, they remain high when measured on a global basis (forecast at around 10% for 2012).

Gold Demand Trends  |  Second quarter 2012

Gold demand among Middle Eastern investors increased compared to year-earlier levels, although demand in absolute terms remains insubstantial. Demand grew 5% to 7.6 tonnes, which generated a first half total of 16.5 tonnes. This compares with a five-year H1 average of 11.8 tonnes. For the most part, investors across the region used the period of price consolidation to add to their investment holdings at lower prices. The UAE was the only exception: demand here slipped 9% to 2.1 tonnes as investors in this market preferred to wait for a clearer price direction to emerge. The strongest result was seen in Saudi Arabia (4.4 tonnes), where demand was 13% above year-on-year levels. Demand growth in Egypt (0.5 tonnes) and the Other Gulf group of countries (0.6 tonnes) were equal at 9% year-on-year.

In Turkey, investment demand of 17.5 tonnes was 19% above year-earlier levels and 33% above the 13.1-tonne five-year quarterly average. In value terms, demand was 46% higher at TL1.6bn. Investors appear to have maintained their positive price expectations and the decline in local currency prices during the quarter provided them with an ideal opportunity to add to their gold holdings. Resurgent interest in gold coins saw inflows focussed solely on this segment of the investment market, with gold bars conversely witnessing net outflows. Demand for gold deposit accounts continued to grow, although momentum tailed off towards the end of the quarter.

Gold bar and coin demand in the US generated a fifth consecutive quarter of year-on-year decline, down 27% to 14.4 tonnes in a move that was largely price-related. Sales of gold American Buffalo and Eagle coins slumped by around 40% year-on-year as investors chose to focus instead on alternative products, including small bars and other coins. Investors lacked a strong investment motive as the second quarter yielded mixed economic signals during a phase of gold price consolidation. The market is awaiting clearer direction before embarking on a renewed bout of investment buying.

A 15% year-on-year increase in European demand for gold bars and coins confirmed the strength of conviction among investors in gold’s capital preservation properties. Demand across the region totalled 77.6 tonnes, 19% higher than the five-year quarterly average of 65.2 tonnes. The value of demand at €3.1bn was 37% above year-earlier levels. Following a certain amount of profit-taking in the first quarter, investors approached the market with renewed vigour, boosted by more opportune price entry points and the uncertainty generated by the ongoing eurozone crisis.

Germany was the second-strongest market after Japan in absolute growth terms, delivering a year-on-year volume increase of 11.6 tonnes, which translates to growth of 51%. The drivers of investment demand in ‘Other Europe’ – a category dominated by German-speaking countries – mirrored that of Germany, although growth rates across these markets were a more moderate 6%. In relation to the five-year quarterly average of 14.9 tonnes, demand was up 72%.

In France, new purchases outweighed profit-taking by 0.6 tonnes, marginally above the 0.5 tonne net demand of Q2 2011. Gross buying among French investors is more substantial than the net number would indicate, but continues to be met by almost equal levels of disinvestment among the sizable community of those with inherited stocks of gold. While Napoleon coins remain a dominant feature of the French investment market, new products in the form of small bars are gaining in popularity.

Switzerland was the outlier in Europe during the second quarter, recording a 16% decline in gold investment demand to 17.3 tonnes. In value terms, demand of CHF838mn was 3% down on year-earlier levels. Activity in the Swiss market was characterised by more active intra-quarter trading than other European markets and by more concerted profit-taking among long-term holders who are looking for opportunities to re-enter the market on price dips.

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Official Sector

The second quarter was another period of significant purchasing by official sector institutions, with demand amounting to 157.5 tonnes. This was a record quarter for central bank buying since the sector began recording net purchases in Q2 2009 and was more than double the 66.2 tonnes of purchases made in the same period of 2011. Purchases in the first half of the year totalled 254.2 tonnes, 25% up on 203.2 tonnes from the same period last year. The official sector accounted for 16% of overall Q2 gold demand.

Some central banks have clearly indicated their intention to bolster gold reserves. One such institution is the National Bank of Kazakhstan, which stated in July that it had increased its 2012 target for gold purchases from 24.5 tonnes to 26 tonnes. The bank has previously stated that it plans to buy the country’s entire domestic production over the next two to three years in order to reduce its reliance on the US dollar as a reserve asset, confirming that it is targeting an allocation to gold of 15% of its foreign exchange reserves.

Following the confirmation in June that it had purchased over 32 tonnes of gold in March, the central bank of the Philippines made no net changes to its reserves throughout the second quarter. The bank’s stated policy of buying local mine production remains in place and reserves as at the end of June stood at a provisional 194.2 tonnes, equal to around 13% of total reserves.

Russia’s programme of buying saw the central bank add a further 22.3 tonnes to its reserves during the April to June period. Total gold reserves at the end of the period stood at around 920 tonnes, roughly equal to 9% of total reserves.

The National Bank of Ukraine appears to have accelerated a programme of very small sporadic purchases, which it has made over recent years, with four consecutive monthly additions to its gold reserves since March of this year. These transactions have been small in size, with purchases in the second quarter totalling 3.6 tonnes, but relative to total holdings of 32.8 tonnes this represents a significant percentage increase in the bank’s gold reserves.

Small purchases were also made by a range of central banks across Europe and South America, including Serbia (+0.2 tonnes), Guatemala (+0.2 tonnes) and the Kyrgyz Republic (+0.2 tonnes).

Turkey continued to record increases in its gold reserves; however, these additions are excluded from our data. As reported in the previous issue of Gold Demand Trends,1 recent legislation allows commercial banks to pledge gold as part of their reserve requirements to the central bank. The reported changes in Turkey’s gold reserves reflect changes in gold pledged by commercial banks, rather than acquisitions by the central bank in the open market. While not representing a traditional addition to official sector reserves, the increase in reserves reflects the growing role of gold in the evolving international financial architecture.

Following a similar pattern to its actions last year, South Korea’s central bank announced in August that it had purchased 16 tonnes of gold in July, having “judged ...market conditions were good” to make a purchase as part of its stated ongoing diversification of reserves. Coming as it did after the end of the quarter, the purchase is not captured within the second quarter data but is confirmation of a continued trend of purchasing by the sector. The bank has increased its gold holdings by 56 tonnes since June last year, with the aim of diversifying its portfolio. The latest purchase takes South Korea’s gold reserves to 70.4 tonnes, accounting for around 1% of total reserves.

Sales among central banks remained muted in the second quarter. Germany made a sale of 0.7 tonnes of gold in June, under the terms of the third Central Bank Gold Agreement. As with the previous sales Germany has made throughout the terms of the three consecutive agreements, these sales were for the purposes of minting commemorative gold coins.

Other signatories to the agreement remain on the sidelines; excluding the IMF’s limited sales programme, sales to date under the current agreement (which came into effect in September 1999) amount to just 13.9 tonnes.

1	Gold Demand Trends first quarter 2012, Turkey: a reawakening.

Gold Demand Trends  |  Second quarter 2012

Supply

At 1,059.1 tonnes, total Q2 gold supply was unchanged from the previous quarter and down 6% year-on-year. Four-quarter rolling growth rates of around 3-4% in recent quarters indicate a modest uptrend.

Mine production was virtually unchanged from the year-earlier period, just 3 tonnes higher at 706.4 tonnes. Adding in the figure for net producer hedging (which swung from a positive 11 tonnes in Q2 2011 to a negative 11 tonnes in the recent quarter) total mine supply fell 3% to 695.4 tonnes.

The recent growth in mine production stalled during the second quarter of this year as recent increases in supply from new operations reached a plateau. Mine production is likely to remain in a consolidation phase for the remainder of 2012 ahead of a further raft of new operations, scheduled to come online next year.

Gold mine production was further constrained by a combination of adverse weather conditions, production interruptions at a number of operations and slower ramping up of production at a number of mines.

The list of countries that have seen an increase in mine production includes China, where Q2 production was up by around 4-5% over the same period of last year and Ghana, where the ramping up of Perseus Mining’s Edikan gold mine contributed to a 3 tonne year-on-year increase in the country’s production.

In Mexico, Goldcorp’s Penasquito mine contributed to a rise in production of around 3 tonnes, although the company revised downwards its guidance for 2012 production at the mine due to operational issues.

Indonesia again led the charge of countries witnessing a year-on-year decline in gold mine production. Operations at the Grasberg mine were returning to normal throughout the quarter after a series of strikes severely disrupted production in the latter half of 2011. Higher production levels for the remainder of the year should, therefore, result in more positive year-on-year comparisons going forward.

Production was down in Argentina, where Barrick’s Veladero mine saw lower production levels, partly due to a shift in mining activity to lower-grade areas of the mine.

Peru, the US and South Africa also generated lower levels of production than in Q2 2011.

Net producer hedging activity was virtually non-existing during the second quarter, partly as a result of the much-reduced level of the global hedge book. The 11.0 tonnes of net de-hedging for the quarter reflects a lack of activity on either side of the equation. Minor levels of gross de-hedging are expected for the remainder of 2012, with less than 150 tonnes outstanding at the end of the quarter. A continuation of the recent trend is expected over coming quarters, with net hedging/de-hedging constrained to trivial levels.

Supply generated by the recycling of old gold declined by 12% from year-earlier levels. At 363.7 tonnes, the second quarter was marginally lower than the five-year quarterly average of 376.8 tonnes.

Recycling activity was down across virtually all markets as the US dollar gold price consolidated and pulled back from more elevated levels seen during recent quarters.

Recycling among developing nations was relatively subdued, declining around 3% year-on-year as depleted near-market stocks and the lack of a clear price trend discouraged consumers from selling their gold. The exception was India, where the weaker rupee pushed local prices to record levels. Prices above Rs29,000/10g flushed out a wave of profit-taking among consumers seeking to capitalise on the unprecedented price levels. Indications are that consumers are aiming to add to their new holdings amid widespread expectations that the price will resume a longer-term uptrend in the coming quarters.

Recycling in the industrialised world (which accounted for 42% of the global total) was around 10% down on year-earlier levels and almost 20% below the peak levels of Q3 2011. This was partly due to the lack of near-market supplies of old gold and partly to a reaction to the price consolidation that occurred during the quarter. There were a few exceptions among some of the smaller southern European markets, where recycling activity remains on an uptrend. Gold was a source of liquidity among investors in markets such as Italy and Spain, who continued to battle difficult conditions, but absolute levels of recycling in these countries remains very small in a global context.

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Russia’s gold evolution

In this focus piece we look at the history and background of this key gold market, its progression over the years in terms of participation in the gold demand and supply market, its recent developments and its future prospects.

The Russian Federation (Russia) is the largest country in the world by surface area and is one of the most important players in the global gold market. Over the past decade approximately 1,300 tonnes of gold have been accumulated in Russia. Based on our estimates, over half of these above ground stocks are held privately in jewellery form and approximately another 36% as official stocks.2

Between 2002 and 2011, Russian gold demand has been extremely strong with an average annual growth rate of 34.8%.3 Over recent years, the Central Bank Russia (CBR) has added substantially to its gold reserves in order to diversify its foreign exchange reserves, fuelled by years of oil assisted economic growth and high oil prices. The central bank views gold as having a monetary role as collateral and added 94 tonnes of gold to its official gold holdings in 2011. This equated to 49.4% of total Russian gold demand that year. During the five years ending June 2012, Russia’s total official gold reserve purchases exceeded 500 tonnes, representing the largest increase in worldwide official gold reserves over the period, followed by China (454 tonnes) and India (200 tonnes). During this period Russia has played a leading role in producing a paradigm shift in the gold market with the official sector transforming itself from a net seller of gold to a significant net purchaser.

Jewellery is the second most dominant category of Russian gold demand, accounting for almost 40% of all gold consumption in the country last year. Russia is the world’s fourth largest gold jewellery consumer; 76.7 tonnes of demand in 2011 equated to 3.9% of the global total. In contrast, Russian net gold investment demand of 6.7 tonnes accounted for only 3.5% of total local demand. Taken as a whole, the country’s average per capita total gold demand reached 0.69 grams in 2011 (Chart 1). While Russian gold demand is growing strongly,

Chart 1: Global gold consumption intensity in 2011

Note: Gold consumption excludes central bank purchases/sales.

Source: IMF, Thomson Reuters GFMS, World Gold Council

2	World Gold Council estimates based on Thomson Reuters GFMS and IMF data.
3	Based on Thomson Reuters GFMS and IMF data in tonnage terms for sum of jewellery, investment, technology and central bank gold demand.

Gold Demand Trends  |  Second quarter 2012

it still lags behind major gold consumers such as Hong Kong, Taiwan and Thailand in terms of consumption intensity.4 However, given continued domestic economic growth, there is room for further growth in Russia’s demand for gold, especially when considered against a background of rising incomes and a growing middle class.

In 2011, Russia ranked fourth among the global gold mining industry leaders, ahead of South Africa.5 In the longer term there is potential for further growth in mine supply, since at least 10% of the global gold supply is expected to come from the region over the next 24 years.6

Wealth creation due to strong economic growth

Since the collapse of the Soviet Union (USSR) in late December 1991, Russia has undergone substantial changes from a globally-isolated, centrally-planned economy to an increasingly more globally-integrated economy.7 However, between 1997 and 1998 the country was hit by the ruble and Asian financial crises, which led to the Russian government defaulting on its debt and devaluing the ruble. During that period, the interest rates on short-term zero-coupon Russian Government Treasury Bills (also known as Gosudarstvenniy komitet oborony or GKOs)

increased dramatically to 150%, which severely dampened confidence in the local currency. In summer 1998, the International Monetary Fund (IMF), together with the World Bank and the government of Japan, provided a US$22.6bn loan package to the Russian government. Nonetheless, the road to recovery was painful as Russia was already struggling to service the USSR’s inherited foreign debt, including previous war costs (such as the first war in Chechnya, which cost US$5.5bn). It also went through a period of hyperinflation during which the average annual inflation rate rose from 11.0% in 1997 to 84.4% in 1998. Between 1998 and 1999, the annual average ruble gold price jumped by more than 250%, partly due to the devaluation of the local currency against the US dollar by 75% over this period.

In the decade following the 1990s’ crises, Russia’s economy grew at an average rate of 6.9% per year (Chart 2).8 Its oil exports increased 12-fold to US$241.0bn and annual inflation dropped to 13.3% in 2008. The unemployment rate also fell from 13.0% to 6.4% in 1999. This resulted in the emergence of a larger middle class and an increase in wealth and real disposable incomes.

Chart 2: Russia annual GDP growth (%) and oil price (US$/bbl)

Note: Brent oil price used.

Source: Bloomberg, IMF

4	Annual demand per capita is also referred to as consumption intensity.
5	Thomson Reuters GFMS Gold Survey, 2012.
6	US Geological Survey (http://www.usgs.gov/)
7	www.cia.gov (http://www.cia.gov)
8	IMF, World Economic Outlook Database.

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Today Russia is one of the largest oil producers in the world.9 Together with the other top 9 oil producing countries, it contributed almost 40% of the world’s gross domestic product (GDP) in 2011.10 The IMF reported that Russia’s US$0.28tn oil exports contributed 14.9% of Russia’s 2011 GDP of US$1.85tn.11 Furthermore, the US Energy Information Administration (EIA) estimates that the country holds the world’s largest natural gas reserves, the second largest coal reserves, and the eighth largest crude oil reserves.

As at the end of 2011, Russia had accumulated total foreign exchange reserves of US$497.4bn and reduced government debt from RUB5.3tn in 2010 to RUB5.2tn. Unemployment levels have been declining since 2009, returning to a pre-depression level of 6.5% in 2011, and progress has been made to reduce inflation, from 13.3% in 2008 to 6.1%.12

Historically, revenues from rising oil prices have served to strengthen the Russian economy. However, its economy was one of the hardest hit by the 2008 global economic crisis as average annual oil prices plummeted by approximately 51% during that year. In 2009, Russia’s GDP growth contracted by 7.8%. This led to a decline in total Russia gold demand (excluding central bank purchases) of 18.9% year-on-year to 84.5 tonnes (Chart 3).

Over the last few years oil prices have recovered to their pre-2009 highs and the Russian economy has grown strongly as a result. Economic reforms and high oil prices have helped to position Russia as one of the more economically stable countries during the last decade. With increased currency stability, lower inflation levels and the emergence of a new middle class, Russian gold demand has gone from strength to strength, placing it in the top tier of global gold consumers.

Chart 3: Russia gold demand and oil price

Note: Gold demand excluding central bank purchases/sales. Brent oil price used.

Source: Bloomberg, Thomson Reuters GFMS, World Gold Council

9	CIA ranked Russia first place in 2011. BP’s Statistical Review of World Energy ranked Russia second place.
10	Bloomberg data.
11	IMF, World Economic Outlook Database.
12	IMF, World Economic Outlook Database.

Gold Demand Trends  |  Second quarter 2012

Central bank official sector holdings set to increase

The Russian official gold reserve consists of gold held by the CBR and by the Ministry of Finance (as part of The State Repository of Precious Metals and Gemstones of the Russian Federation, also known as Gokhran). The CBR makes decisions on the use of its share of the gold reserves in accordance with the procedures agreed with the Federal Government.

In addition to the CBR, the Gokhran is a subsidiary-like organisation of the Ministry of Finance of the Russian Federation. Based in Moscow, it reports directly to the President of the Russian Federation. Although established in its current structure in 1996, it traces its origins back to 1719 when Peter the Great, Emperor of Russia, established Russia’s first State Treasury.

The CBR increased its gold purchasing pace as the financial crisis and sovereign debt issues in Europe worsened. Since July 2007, the Russian central bank has purchased 511.1 tonnes of gold (Chart 4). So far this year it has purchased 35.1 tonnes of gold and official comments have underlined an intention to increase the Russian Federation’s gold reserves by approximately 100 tonnes for 2012.13

December 2009 saw Russia’s largest gold purchase in a single month since November 1998, when it bought 35.3 tonnes (worth around US$1.3bn ).14 For the three years ending June 2012, Russia has been buying gold at an impressive average rate of 328,583 ounces (or 10.2 tonnes) per month.

Chart 4: Central banks sales/purchases (2007–2011)

Note: Other central banks figure is calculated as total official sector sales/purchases during the year less Russia’s.

Source: IMF, Thomson Reuters GFMS, World Gold Council

13	Sergey Shvetsov (Deputy Chairman of Russia’s central bank), Thomson Reuters GFMS, 25 May 2012.
14	Using the LBMA December 2009 monthly average London PM fix of US$1,134.72/oz.

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Russia currently holds the world’s fifth largest total foreign exchange reserves, behind China, Japan, Saudi Arabia and the US.15 Its official gold holdings currently stand at 918 tonnes, with gold as a percentage of total reserves standing at 9.2% at the end of June 2012 – a fraction by international standards (Chart 5).16 It has potential for further gold purchasing should the oil price rise. An increase to a level of 20% would mean an additional purchase of nearly 1,070 tonnes. If Russia decides to rebalance its books to its previous peak gold holding as a proportion of reserves of 60.1% in January 1995, we estimate it could account for total incremental demand of nearly 5,000 tonnes at today’s gold price.

Russia has been an advocate for gold to play a more important role in the international monetary system. In 2009, Arkady Dvorkevich, Russian Chief Economic Advisor, stated his preference for the inclusion of gold bullion in the basket weighting of a new world currency based on Special Drawing Rights issued by the IMF.17 This support was emphasized when Alexei Ulyukayev, CBR’s First Deputy Chairman, commented that, for Russia, gold “will always be a natural quality asset”.18

CBR has shown a preference for gold when managing its reserves and this trend is likely to continue, especially if the oil revenues of the country revive in line with higher energy prices. The rationale for any central bank holding gold is that it can be used as a source of capital if a currency is not redeemable or if a country falls out of favour with the international capital markets. Central banks, such as Russia’s, are increasingly confident in gold’s renaissance and have transformed themselves from net sellers to net purchasers.

Historically, gold was used as collateral to pay for industrial development across Russia as well as to import commodities such as grain from foreign countries. In August 2011, CBR initiated a program of allowing banks to use gold as collateral for up to 90 days at a rate of 7%. In the international arena, gold’s role in the financial sector is growing. This comes at a time when other countries and regulators have been examining ways to weave gold into their financial systems.

Chart 5: Russian central bank total reserves and its official gold holdings

Source: Bloomberg, IMF, LBMA, World Gold Council

15	IMF (July 2012 Report) and LBMA, calculated as at the end of June 2012.
16	IMF (World official gold holdings as at the end of May 2012, July 2012 Report), WGC estimates.
17	The Telegraph, 29 March 2009.
18	Bloomberg, 3 March 2010.

Gold Demand Trends  |  Second quarter 2012

Jewellery demand set to recover

Gold consumer demand in Russia, which is mainly in jewellery form, sank in the late 1990s as the Russian economy suffered a period of high inflation, currency devaluation and poor living standards. Since then, the Russian economy has made significant progress and Russian jewellery production has been growing rapidly in recent years. Most Russian jewellery shop owners note that the jewellery fabrication market has already recovered to levels experienced before the global financial crisis in 2008/09.

The jewellery market is predominantly in 14-carat gold, representing almost 80% of the domestic gold jewellery market.19 Moscow, the Krasnoyarsk territory (Siberia), Kostroma (Central), St Petersburg (North West) and Vladimir regions are major players in Russian jewellery production. However, Moscow alone accounts for up to 40% of total domestic jewellery sales. Today the country’s three largest retailers are Yashma, Almaz-Holding and Adamas.

In order to satisfy consumer demand in a competitive environment, producers have made every effort to expand their product ranges. Local customers have become more critical, giving attention to design as well as price. However, consumer behaviour varies substantially from region to region. For example, consumers from southern regions of Russia prefer large articles, such as bulky hollow chains, large rings and pendants, while Siberian consumers prefer pieces of delicate design. The main sources of imported gold jewellery to Russia today are Turkey and Italy. The value of Turkish gold jewellery exports to Russia almost doubled from 2010 levels, to US$124.2mn in 2011.20

Russian demand for gold jewellery has grown at an average rate of 8.7% per annum over the past decade. In 2011, gold jewellery demand rose 16.3% year-on-year and reached 76.7 tonnes (Chart 6), making it the world’s fourth-largest gold jewellery consumer (behind India, China and the US).

Chart 6: Russian gold jewellery demand and the gold price

Source: Bloomberg, Thomson Reuters GFMS, World Gold Council

19	World Gold Council estimates.
20	Istanbul Gold Exchange and Turkey’s Ministry of Economy.

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Russia’s gold jewellery demand is likely to continue its upward trend as long as economic growth remains strong, although that growth is unlikely to equal the spectacular rates achieved in the early 2000s. There is substantial room for growth outside the Moscow region. The Russian Census reported that the city hosts approximately 11.5mn people, accounting for 8.1% of Russia’s population. However, Moscow’s gold jewellery consumption, which is estimated to have exceeded 1.00 gram per capita in 2011, is significantly higher than the country’s overall average of 0.54 grams. As the benefits of Russia’s strong economy extend into smaller cities and more rural regions, it is possible that levels of gold consumption could reach Moscow levels and the country as a whole could move closer to countries with relatively high per capita gold demand, such as Hong Kong, United Arab Emirates and Turkey.

Investment demand in Russia

In 2011, Russian gold investment demand declined 10.7% year-on-year to 6.7 tonnes (Chart 7). This was largely due to profit taking as the annual average ruble gold price rose 24.3% year-on-year. Between 2002 and 2011 this sector experienced average annual demand of 6.0 tonnes. Relative to average jewellery demand of 66.3 tonnes this remains small; the majority of demand comes in the form of investment coins purchased by collectors and gift givers.

Investment in gold coins began in 2001 when the CBR passed legislation that 10-ruble coins issued between 1975 and 1982 should be returned to legal tender status. In 1975, the first consignment of 250,000 gold 10-ruble coins (Au-900, 7.742gram) was issued by the central bank of the USSR. After the collapse of the USSR, these Russian 10-ruble gold coins continued to be accepted as legal tender. However, due to the 1998 re-denomination of the Russian ruble, the 10-ruble coins issued in 1999 lost their currency status over a decade ago.

Chart 7: Russian net gold investment demand and the gold price

Source: Bloomberg, Thomson Reuters GFMS, World Gold Council

Gold Demand Trends  |  Second quarter 2012

Since 2001, there has been significant growth in the demand for gold coins, partly due to an increase in the number of Russian banks selling investment gold coins, which has risen from 45 in 2006 to 202 in 2011.21 Their appeal as an investment tool is that legal tender bullion coins (both domestic and foreign) are VAT exempt and attract no import duty. The spread of the economic crisis to the euro area has also prompted Russian investors to store their wealth in gold instead of investing in euro-denominated assets, especially given that gold has produced strong returns when compared to other local saving instruments.

Three decades ago, around 100,000 gold 10-ruble coins were issued to mark the 1980 summer Olympics Games in Moscow. To mark the coming 2014 Winter Olympic and Paralympics Games in Sochi, the CBR is issuing a series of coins, which will be launched between 2011 and 2014. The Sochi-2014 Coin programme will account for approximately 98% of total newly minted coins. A total of 46 types of commemorative and investment coins will be made from gold, silver and non-ferrous metals. The number of coins to be minted under this programme will be approximately 36.7mn. These include gold coins of 50-ruble (weight 7.78 gram or 0.27oz) and 100-ruble (weight 15.55 gram or 0.55oz) denominations.22 It will also be the first time that the back of the coin will feature the State Emblem of the Russian Federation, rather than the Russian Imperial double-headed eagle.

Today there are two main forms of gold investment demand in Russia:

(i)	physical bullion (coins and bars)

(ii)	unallocated gold accounts

In the unallocated metal accounts (UMAs) market the most important player is Sberbank of Russia (Sberbank), although several banks in Russia also offer this product. Sberbank, which was established in 1841, is wholly owned by the Russian government; it began offering UMAs in 2005 to enable domestic investors to buy and sell gold easily.

The levying of VAT on purchases of physical precious metals such as gold bars prompts investors to turn to VAT exempt UMAs. For individuals, the minimum investment varies from 10 grams to 1 kilogram, depending on the bank. UMAs provide a tax-free gold product for investors to buy gold in Russia, although VAT, which is currently set at 18%, is charged if investors take physical delivery of the bullion they own. As the money invested in bullion accounts as UMA is not covered by the deposit insurance system, most consumers prefer to open UMAs at banks with state participation.

Any company may open a UMA. The vast majority of investors in UMAs prefer gold. We estimate that at least 70% of UMAs invest in gold, with a minority preferring silver, platinum and palladium. Although roughly 85% of all deposits are held by private individuals, Russian banks forecast a pent up demand for this product from financial sector companies, including insurance companies and asset management firms. Russian banks have recently changed the terms and conditions for opening a UMA, making them easier to access.

With the local economy expected to grow at an average rate of 3.9% per annum for the next five years, we could see a further rise in gold investment demand as greater prosperity spreads across larger parts of the country.23 If the VAT levied at 18% on bullion bars was abolished or lowered, it would undoubtedly provide a stimulus to investment demand. In addition, there is no gold exchange traded fund (ETF) listed in Russia: such a development has the potential to bolster demand although its impact is difficult to forecast.

21	Alchemist, Issue 65, January 2012.
22	www.sochi2014.com; http://en.olympic.cn/
23	IMF, World Economic Outlook Database.

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Rising mine supply to meet domestic demand

Gold production has a long history in Russia. After the outbreak of the Russian Revolution of 1917, Joseph Stalin, through an organisation called Dalstroy (also known as Far North Construction Trust) focused his attention on gold mining as a way of opening up Siberia and developing its vast land. Russia itself contributed almost two-thirds of the Commonwealth of Independent States (CIS) gold production. CIS was the world’s second largest producer of gold until 1989 when it was overtaken by the US.

Until the late 1990s, Russian gold production was limited to seasonal alluvial mining, with the State sponsoring most of the country’s gold exploration activities.24 Today, over half of Russian gold mine output comes from hard-rock mining, with the remainder of the country’s total gold output derived from alluvial mining and as a by-product of other mining (mainly copper, nickel and silver mining).

2011 gold mine production in Russia reached a new record high at 212 tonnes (Chart 8), an increase of 4% over 2010 levels, representing a global market share of over 7.5% (Chart 9).25

Chart 9: Breakdown of gold mine supply by country (2011)

Source: Thomson Reuters GFMS, World Gold Council

Chart 8: Russian gold supply and the gold price

Source: Bloomberg, Thomson Reuters GFMS, World Gold Council

24	Alluvial gold is gold found (usually in the form of fine grains or small nuggets) mixed with sand and gravel of rivers, streams and lakes.
25	Thomson Reuters GFMS Gold Survey, 2012.

Gold Demand Trends  |  Second quarter 2012

In the main this has been driven by the ramp-up of Polyus Gold International’s Blagodatnoye mine and the start up of Verninskoye at the end of year, as well as contributions from Petropavlovsk plc’s Malomir and Pioneer mines. Currently, all gold produced in Russia is purchased by commercial banks for domestic demand.

The majority of Russian gold production comes from just six eastern regions (Amur, Irkutsk, Khabarovsk, Krasnoyarsk, Magadan, and Sakha-Yakutia). Polyus Gold International (Polyus) is the largest Russian primary gold producer and is also ranked 9th largest in the world with production reaching 1.5Moz (or 47 tonnes) in 2011. The other big producers in this region include Polymetal, Kinross Gold Corp., Petropavlovsk plc, High River Gold and GV Gold. The four largest producers in the country currently produce almost 40% of annual Russian gold mine output.

According to the US Geological Survey (USGS), Russia had total basic gold reserves of 5,000 tonnes in 2011.26 With Russia hosting nearly 10% of total world’s gold reserves, there are numerous opportunities for further gold exploration (Chart 10). The Metals Economic Group (MEG) report, however, indicates that Russia had only one major gold discovery between 1997 and 2011 – the discovery of Blagodatnoye in 2004 – with 12.7mn ounces of gold in reserves, resources and past production.27

Based on the 2011 USGS mine production and reserves figures, Russia has around 24 years of mine production life, behind only South Africa, Australia and Indonesia (Chart 10). USGS estimates that more than half of Russia’s hard rock gold resources occur in the Mayskoye, Natalkinskoe, Nezhdaninskoye, Olimpiada, and the Sukhoi Log deposits in Siberia and in the Russian Far East. The Sukhoi Log is one of the world’s largest undeveloped gold deposits. Its pyrite ore body currently has an average grade of 2.6 grams per tonne of gold with nearly 33mn ounces of gold reserves.28

Chart 10: Top 10 gold mine producers by country in 2011 (ranked by Life of mine production)

Source: Thomson Reuters GFMS, US Geological Survey, World Gold Council

26	US Geological Survey (http://www.usgs.gov/)
27	Metals Economic Group’s Strategies for Gold Reserves Replacement, 2012.
28	Korab Resources http://www.korabresources.com.au

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A number of new major projects and expansions to be commissioned in Russia are expected to contribute significantly to the growth in Russian gold production over the next five years and could potentially increase Russia’s annual gold output to near 300 tonnes if they are all successfully developed.

It is currently more attractive to produce gold locally than to import, notably because of high cash margins in Russian mine production (Chart 11). The rise in the international gold price has helped improve local gold producers’ margins, despite declining Russian gold ore grade.

Recently, Russian gold mining companies such as Polyus and Petropavlovsk have sought to qualify for a listing on the London Stock Exchange, a move that can be regarded as a new stage in their corporate development. Polymetal was the first Russian gold mining business to enter the FTSE 100 in 2011. However, the size of the top three Russian gold producers remains relatively small when compared to other big gold producers, both in terms of market capitalisation and 2011 gold production (Chart 12).

The other domestic gold supply source comes from recycling. Over the past decade, this secondary supply in Russia contributed almost 10% of all gold supply, at an average volume of 21 tonnes (Chart 8). In 2011, 24 tonnes of gold was recovered through recycling in the country, a decline of 11% year-on-year.

Chart 11: Total margin in US$/oz* and ore treated grade in Russia (2002 = 100)

*	Average total margin is calculated as average US$/oz gold price less all-in costs.

Source: Bloomberg, Company data, LBMA, Thomson Reuters GFMS, World Gold Council

Gold Demand Trends  |  Second quarter 2012

Outlook

Russia will continue to play a key position within the global gold market over the coming years. Central bank gold purchases are by far the most dominant category of Russian gold demand and the CBR’s confidence in gold as an effective diversifier in its reserve asset portfolio will continue to play a supportive role for gold on the demand side. Gold jewellery demand is also expected to continue its recovery path, especially outside the capital and while the economic environment remains positive.

Good growth potential exists for gold as an investment asset class and a form savings, underpinned by new product development and increased access via new gold investment channels. Over the longer term, Russia is expected to play an important role in global gold production given the potential growth in mine supply from new projects and expansions in the region.

Chart 12: Top gold producers including Russian gold producers in 2011

Note: Market capitalisation (market cap) as at 30 June 2012, Navoi MMC is not listed.

Source: Bloomberg, Company reports, Thomson Reuters GFMS, World Gold Council

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Gold demand statistics

Please note that official sector purchases are now incorporated as a component of demand. Please refer to the ‘Important note’ in Gold Demand Trends First quarter 2012.

Table 1: Gold demand (tonnes)

	2010	2011	Q3’10	Q4’10	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12	Q2’12[1]	Q2’12 vs Q2’11 % chg	4-quarter % chg[2]
Jewellery	2,016.8	1,973.9	513.4	562.5	551.7	490.6	458.3	473.3	488.1	418.3	-15	-13
Technology	465.6	452.7	119.8	115.9	115.5	118.6	115.1	103.5	108.7	112.2	-5	-6
Electronics	326.0	319.9	85.9	81.1	80.4	84.1	82.7	72.7	76.6	80.5	-4	-6
Other industrial	90.9	89.4	22.0	23.2	23.7	23.6	21.8	20.3	21.6	21.6	-8	-8
Dentistry	48.7	43.4	11.8	11.6	11.3	10.9	10.7	10.5	10.5	10.1	-7	-8
Investment	1,583.1	1,689.7	360.5	369.1	339.3	390.3	504.1	455.9	407.4	302.0	-23	14
Total bar and coin demand	1,200.9	1,504.6	310.2	339.2	400.1	336.2	416.8	351.5	354.2	302.8	-10	3
Physical bar demand	899.5	1,171.3	228.9	271.5	313.6	260.9	322.1	274.8	275.4	226.2	-13	2
Official coin	213.1	245.5	57.0	42.2	61.8	50.3	74.7	58.7	52.3	53.8	7	13
Medals/imitation coin	88.3	87.8	24.3	25.5	24.7	25.0	20.0	18.1	26.5	22.8	-9	-12
ETFs and similar products[3]	382.2	185.1	50.4	29.9	-60.8	54.1	87.4	104.4	53.2	-0.8	—	232
Official sector purchases	77.3	457.9	22.6	-17.3	137.0	66.2	142.0	112.7	96.7	157.5	138	144
Gold demand	4,142.8	4,574.3	1,016.3	1,030.2	1,143.5	1,065.8	1,219.6	1,145.4	1,100.9	990.0	-7	5
London PM fix (US$/oz)	1,224.5	1,571.5	1,226.8	1,366.8	1,386.3	1,506.1	1,702.1	1,688.0	1,690.6	1,609.5	7	22

1	Provisional.
2	Percentage change, 12 months ended June 2012 vs 12 months ended June 2011.
3	For a listing of the Exchange Traded Funds and similar products, please see the Notes and definitions.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Table 2: Gold demand (US$mn)

	2010	2011	Q3’10	Q4’10	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12	Q2’12[1]	Q2’12 vs Q2’11 % chg	4-quarter % chg[2]
Jewellery	79,399	99,734	20,250	24,718	24,591	23,756	25,080	25,687	26,527	21,647	-9	6
Technology	18,331	22,875	4,725	5,093	5,146	5,744	6,301	5,617	5,909	5,806	1	14
Electronics	12,836	16,164	3,389	3,563	3,584	4,075	4,523	3,946	4,164	4,165	2	15
Other industrial	3,579	4,518	869	1,020	1,058	1,142	1,194	1,101	1,172	1,117	-2	12
Dentistry	1,916	2,192	467	510	504	527	584	571	573	524	-1	12
Investment	62,327	85,373	14,220	16,221	15,123	18,900	27,589	24,744	22,142	15,626	-17	40
Total bar and coin demand	47,280	76,023	12,234	14,907	17,834	16,279	22,809	19,078	19,250	15,668	-4	25
Physical bar demand	35,414	59,181	9,027	11,931	13,976	12,634	17,625	14,911	14,967	11,703	-7	24
Official coin	8,389	12,406	2,247	1,855	2,756	2,433	4,090	3,187	2,842	2,783	14	39
Medals/imitation coin	3,477	4,436	959	1,120	1,102	1,212	1,094	980	1,442	1,182	-2	7
ETFs and similar products[3]	15,047	9,350	1,987	1,314	-2,711	2,621	4,780	5,666	2,892	-41	—	314
Official sector purchases	3,044	23,136	890	-760	6,106	3,207	7,770	6,116	5,258	8,148	154	189
Gold demand	163,100	231,117	40,085	45,272	50,966	51,608	66,740	62,164	59,836	51,228	-1	28

1	Provisional.
2	Percentage change, 12 months ended June 2012 vs 12 months ended June 2011.
3	For a listing of the Exchange Traded Funds and similar products, please see the Notes and definitions.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Gold Demand Trends  |  Second quarter 2012

Table 3: Total investment demand (tonnes except where specified)

	2010	2011	Q3’10	Q4’10	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12	Q2’12[1]	Q2’12 vs Q2’11 % chg	4-quarter % chg[2]
Investment	1,583.1	1,689.7	360.5	369.1	339.3	390.3	504.1	455.9	407.4	302.0	-23	14
Total bar and coin demand	1,200.9	1,504.6	310.2	339.2	400.1	336.2	416.8	351.5	354.2	302.8	-10	3
Physical bar demand	899.5	1,171.3	228.9	271.5	313.6	260.9	322.1	274.8	275.4	226.2	-13	2
Official coin	213.1	245.5	57.0	42.2	61.8	50.3	74.7	58.7	52.3	53.8	7	13
Medals/imitation coin	88.3	87.8	24.3	25.5	24.7	25.0	20.0	18.1	26.5	22.8	-9	-12
ETFs and similar products[3]	382.2	185.1	50.4	29.9	-60.8	54.1	87.4	104.4	53.2	-0.8	—	232
OTC investment and stock flows[4]	207.6	-76.9	19.9	156.1	-146.1	53.9	-18.1	33.4	-60.3	59.6	11	-83
Total investment	1,790.8	1,612.8	380.5	525.3	193.2	444.2	486.0	489.3	347.1	361.6	-19	9
Total investment US$mn	70,501	81,485	15,006	23,082	8,610	21,509	26,599	26,557	18,864	18,710	-13	33

1	Provisional.
2	Percentage change, 12 months ended June 2012 vs 12 months ended June 2011.
3	For a listing of the Exchange Traded Funds and similar products, please see the Notes and definitions.
4	This includes institutional investment (other than ETFs and similar), stock movements and other elements as well as any residual error.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Table 4: Gold supply and demand World Gold Council presentation

	2010	2011	Q3’10	Q4’10	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12	Q2’12[1]	Q2’12 vs Q2’11 % chg	4-quarter % chg[2]
Supply
Mine production	2,739.4	2,822.4	725.0	712.1	650.0	703.5	744.0	724.9	667.1	706.4	0	2
Net producer hedging	-107.8	9.7	-54.3	-53.8	9.4	11.0	1.7	-12.4	-2.6	-11.0	—	—
Total mine supply	2,631.6	2,832.1	670.7	658.3	659.4	714.5	745.7	712.5	664.6	695.4	-3	4
Recycled gold	1,718.9	1,665.2	393.1	477.6	355.9	414.2	469.6	425.5	394.1	363.7	-12	1
Total supply	4,350.5	4,497.3	1,063.8	1,135.9	1,015.3	1,128.7	1,215.3	1,138.0	1,058.7	1,059.1	-6	3
Demand
Jewellery fabrication[3]	2,016.8	1,973.9	540.9	512.0	569.7	499.7	472.1	432.5	506.2	427.9	-14	-13
Technology	465.6	452.7	119.8	115.9	115.5	118.6	115.1	103.5	108.7	112.2	-5	-6
Sub-total above fabrication	2,482.4	2,426.7	660.7	627.9	685.2	618.3	587.2	536.0	614.9	540.1	-13	-12
Total bar and coin demand	1,200.9	1,504.6	310.2	339.2	400.1	336.2	416.8	351.5	354.2	302.8	-10	3
ETFs and similar	382.2	185.1	50.4	29.9	-60.8	54.1	87.4	104.4	53.2	-0.8	—	232
Official sector purchases[4]	77.3	457.9	22.6	-17.3	137.0	66.2	142.0	112.7	96.7	157.5	138	144
Gold demand	4,142.8	4,574.3	1,043.8	979.7	1,161.5	1,074.9	1,233.4	1,104.6	1,119.0	999.5	-7	5
OTC investment and stock flows[5]	207.6	-76.9	19.9	156.1	-146.1	53.9	-18.1	33.4	-60.3	59.6	11	-83
Total demand	4,350.5	4,497.3	1,063.8	1,135.9	1,015.3	1,128.7	1,215.3	1,138.0	1,058.7	1,059.1	-6	3
London PM fix (US$/oz)	1,224.5	1,571.5	1,226.8	1,366.8	1,386.3	1,506.1	1,702.1	1,688.0	1,690.6	1,609.5	7	22

1	Provisional.
2	Percentage change, 12 months ended June 2012 vs 12 months ended June 2011.
3	Jewellery fabrication. The quarterly data differ from those for jewellery consumption shown in Table 1. Fabrication is the first transformation of gold bullion into a semi-finished or finished product. Jewellery consumption is equal to fabrication plus/minus jewellery imports/exports plus/minus stocking/ de-stocking by distributors and manufacturers. On an annual basis, the consumption and fabrication data series will reconcile.
4	Excluding any delta hedging of central bank options.
5	This includes institutional investment (other than ETFs and similar), stock movements and other elements as well as any residual error.

Source: LBMA, Thomson Reuters GFMS, World Gold Council. Data in the table are consistent with those published by GFMS in their Gold Survey but adapted to the World Gold Council’s presentation.

26_27

Table 5: Indian supply estimates (tonnes)

Figures in tonnes	Q2’11	Q3’11	Q4’11	Q1’12	Q2’12[1]	2011
Supply
Net imports, available for domestic consumption	301	205	157	209	131	969
Domestic supply from recycled gold	11	15	23	25	30	59
Domestic supply from other sources[2]	3	3	3	3	3	12
Equals total supply[3]	315	223	183	237	164	1,039

1	Provisional.
2	Domestic supply from local mine production, recovery from imported copper concentrates and disinvestment.
3	This supply can be consumed across the three sectors – jewellery, investment and technology. Consequently, the total supply figure in the table will not add to jewellery plus investment demand for India.

Source: Thomson Reuters GFMS

Table 6: Consumer demand in selected countries: Q2 2012 (tonnes)

	Q2’11			Q2’12*			Q2’12* vs Q2’11, % change
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	179.5	115.0	294.5	124.8	56.5	181.3	-30	-51	-38
Greater China	112.0	54.8	166.8	103.1	53.1	156.1	-8	-3	-6
China	103.4	53.2	156.6	93.8	51.1	144.9	-9	-4	-7
Hong Kong	6.8	0.5	7.2	7.3	0.6	7.9	8	22	9
Taiwan	1.9	1.2	3.0	2.0	1.4	3.4	5	22	11
Japan	4.1	-9.4	-5.3	3.8	5.1	8.9	-7	—	—
Indonesia	5.2	6.2	11.4	5.4	4.8	10.2	3	-23	-11
South Korea	2.1	0.9	3.0	2.0	1.0	3.0	-5	11	0
Thailand	0.7	17.5	18.3	0.7	19.8	20.5	-8	13	12
Vietnam	2.9	14.0	16.9	3.0	18.2	21.2	3	30	25
Middle East	46.5	7.2	53.7	45.4	7.6	53.0	-2	5	-1
Saudi Arabia	18.9	3.9	22.8	16.3	4.4	20.7	-14	13	-9
Egypt	7.8	0.5	8.3	11.1	0.5	11.6	42	9	40
UAE	15.0	2.3	17.3	13.9	2.1	16.0	-7	-9	-8
Other Gulf	4.8	0.6	5.3	4.1	0.6	4.7	-14	9	-11
Turkey	22.2	14.7	36.9	23.1	17.5	40.6	4	19	10
Russia	18.2	—	18.2	18.6	—	18.6	2	—	2
USA	21.3	19.8	41.2	19.8	14.4	34.2	-7	-27	-17
Europe ex CIS	10.0	67.7	77.6	8.8	77.6	86.4	-12	15	11
Italy	5.6	—	5.6	4.8	—	4.8	-15	—	-15
UK	4.4	—	4.4	4.0	—	4.0	-8	—	-8
France	—	0.5	0.5	—	0.6	0.6	—	13	13
Germany	—	22.6	22.6	—	34.2	34.2	—	51	51
Switzerland	—	20.5	20.5	—	17.3	17.3	—	-16	-16
Other Europe	—	24.0	24.0	—	25.5	25.5	—	6	6
Total above	424.7	308.4	733.2	358.4	275.6	634.0	-16	-11	-14
Other	65.8	27.7	93.6	59.9	27.2	87.1	-9	-2	-7
World total	490.6	336.2	826.8	418.3	302.8	721.1	-15	-10	-13

*	Provisional.

Source: Thomson Reuters GFMS, World Gold Council

Gold Demand Trends  |  Second quarter 2012

Table 7: Consumer demand in selected countries: Q2 2012 (value, US$mn)

	Q2’11			Q2’12*			Q2’12* vs Q2’11, % change
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	8,692	5,569	14,261	6,458	2,924	9,382	-26	-47	-34
Greater China	5,424	2,653	8,077	5,332	2,745	8,078	-2	3	0
China	5,007	2,575	7,582	4,854	2,644	7,498	-3	3	-1
Hong Kong	327	22	349	378	28	406	16	31	17
Taiwan	90	56	146	101	72	173	12	30	19
Japan	199	-455	-257	197	264	461	-1	—	—
Indonesia	252	300	552	277	248	526	10	-17	-5
South Korea	102	44	145	103	52	155	2	19	7
Thailand	35	849	885	35	1,027	1,061	-2	21	20
Vietnam	142	678	820	156	942	1,098	10	39	34
Middle East	2,251	349	2,600	2,351	393	2,744	4	13	6
Saudi Arabia	915	189	1,104	843	228	1,071	-8	21	-3
Egypt	378	22	399	574	25	600	52	16	50
UAE	726	111	838	719	109	828	-1	-2	-1
Other Gulf	232	27	259	214	31	245	-8	17	-5
Turkey	1,075	713	1,788	1,195	906	2,101	11	27	18
Russia	881	—	881	961	—	961	9	—	9
USA	1,033	960	1,993	1,026	746	1,772	-1	-22	-11
Europe ex CIS	482	3,277	3,759	454	4,016	4,469	-6	23	19
Italy	271	—	271	246	—	246	-9	—	-9
UK	211	—	211	208	—	208	-1	—	-1
France	—	26	26	—	31	31	—	21	21
Germany	—	1,096	1,096	—	1,770	1,770	—	62	62
Switzerland	—	994	994	—	895	895	—	-10	-10
Other Europe	—	1,162	1,162	—	1,320	1,320	—	14	14
Total above	20,568	14,936	35,504	18,547	14,262	32,808	-10	-5	-8
Other	3,188	1,343	4,531	3,101	1,406	4,507	-3	5	-1
World total	23,756	16,279	40,035	21,647	15,668	37,315	-9	-4	-7

*	Provisional.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

28_29

Table 8: Consumer demand in selected countries: four-quarter totals (tonnes)

	12 months ended Q2’11			12 months ended Q2’12*			Year on Year % change
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	728.3	426.6	1,154.9	503.2	270.3	773.5	-31	-37	-33
Greater China	525.3	255.7	781.0	549.9	278.4	828.3	5	9	6
China	493.7	250.6	744.3	515.5	270.5	786.0	4	8	6
Hong Kong	24.2	1.5	25.7	27.4	2.0	29.4	13	32	14
Taiwan	7.4	3.7	11.0	7.0	5.9	12.9	-4	62	18
Japan	19.8	-35.4	-15.6	16.4	-30.1	-13.7	-17	—	—
Indonesia	32.2	20.5	52.7	31.0	21.2	52.2	-4	3	-1
South Korea	14.8	2.7	17.5	11.4	3.2	14.6	-23	17	-16
Thailand	5.0	75.1	80.1	3.4	114.0	117.4	-32	52	47
Vietnam	14.5	68.6	83.1	12.5	97.8	110.3	-14	43	33
Middle East	183.4	30.2	213.6	147.7	35.0	182.7	-19	16	-14
Saudi Arabia	58.1	16.3	74.4	46.9	18.8	65.7	-19	15	-12
Egypt	43.0	2.1	45.0	37.7	2.3	39.9	-12	9	-11
UAE	61.3	9.3	70.6	45.6	10.9	56.5	-26	17	-20
Other Gulf	21.1	2.5	23.7	17.5	3.1	20.6	-17	23	-13
Turkey	74.9	56.2	131.2	67.9	73.6	141.5	-9	31	8
Russia	67.8	—	67.8	81.5	—	81.5	20	—	20
USA	122.8	96.4	219.2	112.2	69.6	181.8	-9	-28	-17
Europe ex CIS	58.6	292.1	350.7	48.2	370.2	418.4	-18	27	19
Italy	32.7	—	32.7	26.1	—	26.1	-20	—	-20
UK	25.9	—	25.9	22.1	—	22.1	-15	—	-15
France	—	2.0	2.0	—	6.9	6.9	—	250	250
Germany	—	119.0	119.0	—	154.5	154.5	—	30	30
Switzerland	—	91.7	91.7	—	111.5	111.5	—	22	22
Other Europe	—	79.4	79.4	—	97.3	97.3	—	23	23
Total above	1,847.4	1,288.8	3,136.1	1,585.4	1,303.1	2,888.5	-14	1	-8
Other	270.9	96.9	367.9	252.6	122.2	374.7	-7	26	2
World total	2,118.3	1,385.7	3,504.0	1,838.0	1,425.3	3,263.3	-13	3	-7

*	Provisional.

Source: Thomson Reuters GFMS, World Gold Council

Gold Demand Trends  |  Second quarter 2012

Table 9: Consumer demand in selected countries: four-quarter totals (value, US$mn)

	12 months ended Q2’11			12 months ended Q2’12*			Year on Year % change
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	32,189	18,896	51,084	27,063	14,567	41,630	-16	-23	-19
Greater China	23,126	11,316	34,443	29,662	15,009	44,671	28	33	30
China	21,725	11,086	32,811	27,812	14,587	42,399	28	32	29
Hong Kong	1,076	66	1,142	1,472	105	1,577	37	59	38
Taiwan	325	165	490	378	317	695	16	93	42
Japan	871	-1,557	-685	883	-1,656	-773	1	—	—
Indonesia	1,396	916	2,312	1,676	1,141	2,817	20	25	22
South Korea	646	117	763	617	169	785	-5	44	3
Thailand	218	3,305	3,523	185	6,155	6,340	-15	86	80
Vietnam	641	3,001	3,642	672	5,279	5,951	5	76	63
Middle East	8,056	1,326	9,383	7,919	1,887	9,807	-2	42	5
Saudi Arabia	2,568	714	3,283	2,513	1,012	3,524	-2	42	7
Egypt	1,858	91	1,948	2,020	121	2,141	9	34	10
UAE	2,707	410	3,117	2,445	585	3,030	-10	43	-3
Other Gulf	923	111	1,035	942	169	1,111	2	52	7
Turkey	3,282	2,475	5,757	3,640	3,960	7,600	11	60	32
Russia	3,000	—	3,000	4,388	—	4,388	46	—	46
USA	5,346	4,228	9,573	6,055	3,751	9,806	13	-11	2
Europe ex CIS	2,578	12,936	15,515	2,595	19,962	22,557	1	54	45
Italy	1,441	—	1,441	1,406	—	1,406	-2	—	-2
UK	1,138	—	1,138	1,189	—	1,189	4	—	4
France	—	88	88	—	376	376	—	325	325
Germany	—	5,248	5,248	—	8,327	8,327	—	59	59
Switzerland	—	4,063	4,063	—	6,026	6,026	—	48	48
Other Europe	—	3,537	3,537	—	5,232	5,232	—	48	48
Total above	81,351	56,959	138,310	85,356	70,225	155,580	5	23	12
Other	11,964	4,294	16,258	13,586	6,579	20,165	14	53	24
World total	93,315	61,253	154,568	98,941	76,804	175,746	6	25	14

*	Provisional.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

30_31

Historical data for gold demand

Table 10: Historical data for gold demand1

	Tonnes						US$bn
	Jewellery	Total bar and coin invest	ETFs and similar	Technology	Official sector	Total	Jewellery	Total bar and coin invest	ETFs and similar	Technology	Official sector	Total
2002	2,662	352	—	358	-547	2,827	26.5	3.5	—	3.6	-5.4	28.2
2003	2,484	302	39	386	-620	2,592	29.0	3.5	0.5	4.5	-7.2	30.3
2004	2,616	347	133	419	-479	3,036	34.4	4.6	1.7	5.5	-6.3	39.9
2005	2,719	394	208	438	-663	3,095	38.9	5.6	3.0	6.3	-9.5	44.2
2006	2,300	414	260	468	-365	3,077	44.6	8.0	5.1	9.1	-7.1	59.7
2007	2,423	434	253	476	-484	3,103	54.2	9.7	5.7	10.6	-10.8	69.4
2008	2,304	868	321	461	-235	3,719	64.6	24.3	9.0	12.9	-6.6	104.3
2009	1,814	779	623	410	-34	3,591	56.7	24.3	19.5	12.8	-1.0	112.3
2010	2,017	1,201	382	466	77	4,143	79.4	47.3	15.0	18.3	3.0	163.1
2011	1,974	1,505	185	453	458	4,574	99.7	76.0	9.4	22.9	23.1	231.1
Q2’06	530	97	49	115	-129	663	10.7	2.0	1.0	2.3	-2.6	13.4
Q3’06	558	112	19	116	-77	727	11.1	2.2	0.4	2.3	-1.5	14.5
Q4’06	708	114	79	116	-57	961	14.0	2.3	1.6	2.3	-1.1	18.9
Q1’07	566	117	36	117	-72	764	11.8	2.4	0.8	2.4	-1.5	16.0
Q2’07	666	135	-3	119	-145	773	14.3	2.9	-0.1	2.6	-3.1	16.6
Q3’07	604	112	139	117	-170	804	13.2	2.5	3.1	2.6	-3.7	17.6
Q4’07	578	65	80	111	-97	737	14.6	1.6	2.0	2.8	-2.4	18.6
Q1’08	484	101	73	122	-76	703	14.4	3.0	2.2	3.6	-2.3	20.9
Q2’08	559	149	4	124	-68	770	16.1	4.3	0.1	3.6	-1.9	22.2
Q3’08	694	283	149	119	-76	1,169	19.4	7.9	4.2	3.3	-2.1	32.7
Q4’08	567	346	95	96	-12	1,092	14.5	8.8	2.4	2.5	-0.3	27.9
Q1’09	356	147	465	88	-62	994	10.4	4.3	13.6	2.6	-1.8	29.0
Q2’09	445	210	68	102	9	834	13.2	6.2	2.0	3.0	0.3	24.7
Q3’09	492	210	42	107	10	861	15.2	6.5	1.3	3.3	0.3	26.6
Q4’09	522	211	42	113	10	897	18.5	7.5	1.5	4.0	0.4	31.7
Q1’10	527	250	6	114	58	955	18.8	8.9	0.2	4.1	2.1	34.1
Q2’10	414	302	296	116	14	1,141	15.9	11.6	11.4	4.5	0.5	43.9
Q3’10	513	310	50	120	23	1,016	20.3	12.2	2.0	4.7	0.9	40.1
Q4’10	563	339	30	116	-17	1,030	24.7	14.9	1.3	5.1	-0.8	45.3
Q1’11	552	400	-61	115	137	1,144	24.6	17.8	-2.7	5.1	6.1	51.0
Q2’11	491	336	54	119	66	1,066	23.8	16.3	2.6	5.7	3.2	51.6
Q3’11	458	417	87	115	142	1,220	25.1	22.8	4.8	6.3	7.8	66.7
Q4’11	473	352	104	104	113	1,145	25.7	19.1	5.7	5.6	6.1	62.2
Q1’12	488	354	53	109	97	1,101	26.5	19.2	2.9	5.9	5.3	59.8
Q2’12[2]	418	303	-1	112	157	990	21.6	15.7	0.0	5.8	8.1	51.2

1	See footnotes to Table 1 for definitions and notes.
2	Provisional.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Gold Demand Trends  |  Second quarter 2012

Appendix

Chart 13: Gold demand in tonnes and the gold price (US$/oz)

Source: Thomson Reuters GFMS, World Gold Council

Chart 14: Gold demand in tonnes and value (US$bn)

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Chart 15: Gold demand by category in tonnes and the gold price (US$/oz)

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Chart 16: Jewellery demand in tonnes and value (US$bn)

Source: LBMA, Thomson Reuters GFMS, World Gold Council

32_33

Chart 17: Holdings in Exchange Traded Funds (tonnes) and the gold price (US$/oz)

Source: LBMA, Thomson Reuters GFMS, www.exchangetradedgold.com, World Gold Council

Chart 18: Jewellery demand by country in tonnes (Q2’12 vs Q2’11, % change)

Source: Thomson Reuters GFMS, World Gold Council

Chart 19: Jewellery demand in tonnes (Q2’12 vs Q1’12)

Source: Thomson Reuters GFMS, World Gold Council

Chart 20: Jewellery demand by country in US$ (Q2’12 vs Q2’11, % change)

Source: Thomson Reuters GFMS, World Gold Council

Gold Demand Trends  |  Second quarter 2012

Chart 21: Jewellery demand by country in tonnes (4-quarter rolling total, % change)

Source: Thomson Reuters GFMS, World Gold Council

Chart 22: Total investment demand in tonnes

Source: Thomson Reuters GFMS, World Gold Council

Chart 23: Total bar and coin demand by category in tonnes

Source: Thomson Reuters GFMS, World Gold Council

Chart 24: Total bar and coin demand in tonnes (Q2’12 and Q1’12)

Source: Thomson Reuters GFMS, World Gold Council

34_35

Chart 25: Total bar and coin demand in tonnes (Q2’12 and Q2’11)

Source: Thomson Reuters GFMS, World Gold Council

Chart 26: European total bar and coin demand in tonnes

Source: Thomson Reuters GFMS, World Gold Council

Chart 27: Technology demand by category in tonnes

Source: Thomson Reuters GFMS, World Gold Council

Chart 28: Quarterly supply in tonnes

Source: Thomson Reuters GFMS, World Gold Council

Gold Demand Trends  |  Second quarter 2012

Notes and definitions

All statistics (except where specified) are in weights of fine gold

“–”

Not applicable or Not available

Consumer demand

The sum of jewellery and total bar and coin purchases for a country i.e. the amount of gold acquired directly by individuals.

Dental

The first transformation of raw gold into intermediate or final products destined for dental applications such as dental alloys.

ETFs and similar products

Exchange Traded Funds and similar products including: Gold Bullion Securities (London), Gold Bullion Securities (Australia), SPDR® Gold Shares (formerly streetTRACKS Gold Shares), NewGold Gold Debentures, iShares Comex Gold Trust, ZKB Gold ETF, GOLDIST, ETF Securities Physical Gold, ETF Securities (Tokyo), ETF Securities (NYSE), XETRA-GOLD, Julius Baer Physical Gold, Central Fund of Canada and Central Gold Trust, Swiss Gold, Claymore Gold Bullion ETF, Sprott Physical Gold Trust, ETF Securities Glitter, Mitsubishi Physical Gold ETF, Credit Suisse Xmtch and Dubai Gold Securities.

Fabrication

Fabrication is the first transformation of gold bullion into a semi-finished or finished product.

Jewellery

All newly-made carat jewellery and gold watches, whether plain gold or combined with other materials. It excludes second-hand jewellery, other metals plated with gold, coins and bars used as jewellery and purchases funded by the trading in of existing jewellery.

London PM fix

Unless described otherwise, gold price values are based on the London PM fix.

Mine production

Formal and informal output.

Net producer hedging

The change in the physical market impact of mining companies’ gold loans, forwards and options positions.

Official sector purchases

Gross purchase less gross sales by central banks and other official institutions. Swaps and the effects of delta hedging are excluded.

OTC investment and stock flows

Partly a statistical residual, this data is largely reflective of demand in the opaque over-the-counter (OTC) market, with an additional contribution occasionally from changes to fabrication inventories.

Physical bar demand

Global investment in physical gold in bar form.

Recycled gold (previously gold scrap)

Gold sourced from old fabricated products which has been recovered and refined back into bars.

Technology

This captures all gold used in the fabrication of electronics, dental, medical, industrial, decorative and other technological applications, with electronics representing the largest component of this category. This includes gold destined for plating jewellery.

Tonne

1,000 kg or 32,151 troy oz of fine gold.

Total bar and coin demand

This comprises individuals’ purchases of coins and bars, defined according to the standard adopted by the European Union for investment gold, but includes demand for coins and bars in both the western and non-western markets. Medallions of at least 99% purity, wires and lumps sold in small quantities are also included. In practice this includes the initial sale of many coins destined ultimately to be considered as numismatic rather than bullion. It excludes second-hand coins and is measured as net purchases.

Total investment

Represents the amalgamation of all components of investment demand, including all demand for physical bars and coins, demand for ETFs and similar products, and OTC investment and stock flows.

Revisions to data

All data may be subject to revision in the light of new information.

Historical data

Data covering a longer time period will be available on Bloomberg after initial publication of this report; alternatively, contact Thomson Reuters GFMS Ltd (+44 20 7369 7015; emma.hastings@thomsonreuters.com).

36_37

Sources, copyright and disclaimers

© 2012 World Gold Council. Where expressly identified as such, the gold supply and demand statistics contained in this report were compiled by Thomson Reuters GFMS. Thomson Reuters GFMS retains all rights in such statistics © 2012.

All rights reserved. Save for the following, no organisation or individual is permitted to reproduce, distribute or otherwise use the statistics relating to gold supply and demand in this report without the written agreement of the copyright owners. The use of the statistics in this report is permitted for the purposes of review and commentary (including media commentary), subject to the two pre-conditions that follow. The first pre-condition is that only limited data extracts be used. The second precondition is that all use of these statistics is accompanied by a clear acknowledgement of the World Gold Council and, where appropriate, of Thomson Reuters GFMS, as their source. Brief extracts from the commentary and other World Gold Council material are permitted provided World Gold Council is cited as the source. It is not permitted to reproduce, distribute or otherwise use the whole or a substantial part of this report or the statistics contained within it.

Whilst every effort has been made to ensure the accuracy of the information in this document, neither World Gold Council nor Thomson Reuters GFMS can guarantee such accuracy. Furthermore, the material contained herewith has no regard to the specific investment objectives, financial situation or particular needs of any specific recipient or organisation. It is published solely for informational purposes. It does not purport to make any recommendations and is not to be construed as a solicitation or an offer to buy or sell gold, any gold-related products, commodities, securities or related financial instruments.

No representation or warranty, either express or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein. The World Gold Council and Thomson Reuters GFMS do not accept responsibility for any losses or damages arising directly, or indirectly, from the use of this document.

This report contains forward-looking statements. The use of the words “believes,” “expects,” “may,” or “suggests,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the analysis of World Gold Council based on statistics compiled by Thomson Reuters GFMS. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions all of which are difficult or impossible to predict accurately. In addition, the demand for gold and the international gold markets are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the World Gold Council that the forward-looking statements will be achieved. We caution you not to place undue reliance on our forward-looking statements. Except in the normal course of our publication cycle, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and we assume no responsibility for updating any forward-looking statements.

Gold Demand Trends  |  Second quarter 2012

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Published: August 2012

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